Exhibit 4.3

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

The following Management’s Discussion and Analysis (“MD&A”), prepared as of August 28, 2020, should be read in conjunction with the audited consolidated financial statements of ImmunoPrecise Antibodies Ltd. (“the Company”, “ImmunoPrecise” or “IPA”) for the year ended April 30, 2020. This MD&A is the responsibility of management and has been reviewed and approved by the Board of Directors of IPA.

The referenced, consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and related IFRS Interpretations Committee (“IFRIC’s”) as issued by the International Accounting Standards Board (“IASB”). All financial amounts are stated in Canadian dollars unless stated otherwise.

FORWARD-LOOKING STATEMENTS

This MD&A may contain certain statements that constitute “forward-looking statements” within the meaning of National Instrument 51-102, Continuous Disclosure Obligations of the Canadian Securities Administrators.

Forward-looking statements often, but not always, are identified by the use of words such as “seek”, “anticipate”, “believe”, “plan”, “estimate”, “expect”, “targeting” and “intend” and statements that an event or result “may”, “will”, “should”, “could”, or “might” occur or be achieved and other similar expressions.

In this MD&A, forward-looking statements include the Company’s future plans and expenditures, the satisfaction of rights and performance of obligations under agreements to which the Company is a part, the ability of the Company to hire and retain employees and consultants and estimated administrative assessment and other expenses. The forward-looking statements that are contained in this MD&A involve a number of risks and uncertainties. As a consequence, actual results might differ materially from results forecast or suggested in these forward-looking statements. Some of these risks and uncertainties are identified under the heading “RISKS AND UNCERTAINTIES” in this MD&A.

Furthermore, forward-looking statements contained herein are made as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward- looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

GENERAL

The Company was incorporated under the laws of Alberta on November 22, 1983, and is listed on the TSX Venture Exchange (the “Exchange”) as a Tier 2 life science issuer under the trading symbol “IPA”. The Company’s OTC symbol is “IPATF”. The address of the Company’s corporate office is 3204 – 4464 Markham Street, Victoria, BC V8Z 7X8.

OVERVIEW

ImmunoPrecise is a leading, global, technology platform company with full service, end-to-end solutions that empower pharmaceutical companies across the globe to discover, develop, optimize, engineer and manufacture treatments against any disease. The Company’s experience, cutting-edge technologies and focus on intense scientific rigor enables unparalleled support of its partners in their quest to bring innovative treatments to the clinic.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

With ImmunoPrecise’s industry-leading technologies, fully integrated project management team and software, and one-stop service offerings, the Company dramatically reduces the time required for, and the inherent risk associated with, conventional multi-vendor product development.

The Company has gained global recognition as a leader in antibody discovery and development. They have achieved organic growth through market penetration and service diversification, as well as accretive growth through strategic expansion, acquiring and integrating the most innovative technologies from across the globe. ImmunoPrecise houses a streamlined and exceptionally comprehensive capabilities platform in biologics discovery, development and manufacturing to enable an unparalleled single-vendor approach.

ImmunoPrecise boasts a highly experienced executive team which was further expanded this fiscal year, adding Dr. Stefan Lang (formerly of Aldevron and Genovac) and Dr. Yasmina Abdiche (formerly of Carterra and Pfizer-Renat).

The Company has standardized and unified global activities, recognizing cost synergies and centralizing oversight to maximize transparency and financial gains. The departments of marketing, sales, project management, business development, finance and IT are now centralized and uniformly serve all of the subsidiaries to ensure consistent messaging, quality and accuracy of information.

Operations

IPA’s services include, but are not limited to, custom antigen modeling, design and manufacturing; proprietary B cell sorting, screening and sequencing; custom, immune and naïve phage display production and screening; hybridoma production with multiplexed, high-throughput screening and clone-picking; expertise with transgenic animals and multi-species antibody discovery; antibody characterization studies such as affinity measurements, functional assays and epitope mapping and binning; bi-specific, tri-specific, VHH, and VNAR (shark) antibody manufacturing; DNA synthesis and cloning, protein and antibody downstream processing with purification of protein in gram scale levels including characterization and validation; antibody engineering; transient and stable cell line generation; antibody optimization and humanization; and cryopreservation.

The Company continues to expand on its approximate twelve years of expertise in single B cell interrogation, offering full-service B cell screening, sorting and sequencing at IPA Canada. This service is available against all classes of targets including complex proteins, small molecules and various chemical groups. The Company’s platforms enable antibody screening directly from B cells, facilitating the analysis of a more diverse set of antibodies, and for faster, deeper screening compared to traditional technologies. The Company announced an over 90% success rate on its B cell technology, which is offered with a success guarantee.

IPA Canada and IPA Europe have both been designated as approved CROs for the world’s leading, transgenic animal platforms producing human antibodies. Leveraging this opportunity, the Company made strategic investments in R&D activities to develop proprietary technologies enabling the application of their B cell SelectTM and DeepDisplayTM platforms to a broad range of transgenic animal species and strains.

IPA Europe’s contribution in services and intellectual property to the Company are substantial. The integration of IPA Europe significantly expanded the Company’s services portfolio including affinity maturation, humanization, functional assay design and development, naïve and diseased scFv libraries, and proprietary methods of immunization against conformational targets (e.g. ModiVaccTM lymphoid tumor immunization and DNA immunization technologies). Using the discovery technologies of ModiFuse™ (hybridoma electrofusion), ModiSelect™ (B-cell selection) and ModiPhage™ (phage display) technologies, IPA Europe can generate very large panels of monoclonal antibodies from various backgrounds including mouse, rat, rabbit, chicken, llama and human, as well as transgenic animals harboring the human antibody gene repertoire. Adding to their proprietary

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

services, IPA Europe developed and rolled-out the aforementioned DeepDisplay service for the discovery of fully human antibodies using transgenic animal immunization and custom phage display.

U-Protein Express (UPE) has been a staple in the recombinant protein community, operating for close to 20 years, and specializing in the manufacture of complex proteins and antibodies in a variety of formats and from a range of mammalian cell types. Their streamlined and efficient operations have enabled them to successfully support over 5,000 different programs, with an over 90% success rate, for pharmaceutical and biotechnology industries as well as leading, academic institutions. In a seamless coordination, their operations also support the downstream expression and purification of antibodies originating from the Company’s B cell Select programs, enabling validation of the platform’s outputs and comprehensive deliverables for clients.

UPE holds a global, exclusive license from Stanford University for the marketing and sales of the novel protein, Wnt surrogate Fc, used as a growth factor for organoid culture. In addition, they hold a non-exclusive distributor agreement for this protein with major players in the study of organoid biology.

While the Company has strategically reduced overhead by eliminating much of its non-wet lab footprint, eliminating substantial square footage dedicated to offices and gathering spaces, it has continued to invest significantly in ROI-generating capacity, committing to new laboratory build outs and equipment purchases to support its continued, aggressive growth. In January 2020, UPE signed a long-term lease contract for a new multi-tenant building for life sciences at the Utrecht Science Park (Utrecht, The Netherlands) alongside important stakeholders such as Genmab and Merus. Furthermore, along with SGI- DNA, Inc., IPA announced that UPE integrated SGI-DNA’s benchtop automated DNA printer, making IPA the first CRO in Europe to integrate the BioXp™ 3200 System in its workflow as a part of the Company’s vision for adopting breakthrough technologies in the discovery and manufacturing of antibodies. IPA aims to positively impact their manufacturing capacities by converting the antibody design-synthesis-screening timeline from weeks and months down to days, providing clear advantages to their partners.

Talem Therapeutics

Talem Therapeutics (“Talem”) oversees and houses the internal and partnered therapeutic pipeline for the Company. Talem offers strategic partnerships with pharma and biotech companies and is the only company to offer these services as a partnership in OmniAb® transgenic animals using their own license. The Company has leveraged several of its progressive technologies to discover novel therapeutics for its pipeline using Ligand’s OmniRat strains.

Talem’s pipeline is indication agnostic and has expanded to include single monoclonal antibody therapeutics, combination antibody therapies and vaccines. Their therapies target a variety of diseases within the areas of immuno-oncology, cancer, autoimmunity, inflammation and COVID.

The Company is in a unique position to access the highly effective discovery platforms and end-to-end services that are used to successfully generate therapeutic pipelines for leading biotech and pharmaceutical companies, at a fraction of the cost to the Company. Talem also has a distinct advantage in accessing the decades of experience in antibody therapeutic design, discovery and development at each of IPA’s subsidiaries, while also drawing on the clinical and commercial experience of the executive management team, in a consolidated and focused effort.

Talem Therapeutics entered into a research license agreement with Janssen Research & Development. The agreement, which provided Janssen exclusive access to a panel of novel, monoclonal antibodies, is anticipated to be the first of many out-licensing deals. The financial details of the transaction were not disclosed at the request of Janssen.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

In February 2020, IPA announced its commitment to developing innovative vaccines and therapeutics against the SARS- CoV-2 spike protein, using their proprietary discovery platforms in an exceptionally broad, global campaign. The Company’s objective was further clarified in March, when IPA defined their PolyTopeTM approach, utilizing highly characterized protein and antibody combinations targeting multiple epitopes and mechanisms of virus evasion. This approach is designed to provide maximum clinical benefit against both current and future variants and strains of the virus by combining well-defined and fully characterized, protective antibodies (for therapeutics) and epitopes (for vaccines). The Company’s use of high- throughput binding assays, computational optimization (Artemis™), and protein interaction analyses has yielded valuable data sets for informed preclinical lead selection.

The aggressive advancement of Talem’s pipeline is a key priority for IPA, and the Company expects to complete multiple commercial deals in Talem Therapeutics fiscal year 2021.

STRATEGY AND OUTLOOK

Our management team has a passionate emphasis on initiatives designed to drive revenue, bolster internal assets and maximize shareholder value. We aim to continue to build on revenue and asset generation through internal development and well-informed, strategic acquisitions and joint ventures. Our strategy also includes growth through alliances and partnerships, within both our research (Talem) and service sectors, as well as potential new market sectors.

Operations

Our objective is to continue to aggressively expand our market share as we assist our partners with building their pipelines, expanding the volume and size of projects with our partners, and on-boarding new clients by actively introducing them to the benefits of extensive vendor consolidation, the routinely high success rates of our programs and fast turnaround times. We continue to possess a competitive advantage with our integrated end-to-end platform, coupled with a strong, scientific know-how, enabling us to navigate our partners through the process of discovery, development and manufacturing. Our ability to customize programs, yet maintain scientific rigor, enables our clients to access our global portfolio of services with confidence. Our personable and responsible global project management team and unified software ensures that our clients have program details at their fingertips, at any minute, in any time zone, with the security measures needed to ensure our clients’ peace of mind.

Talem Therapeutics

Our strategy is supported by growing trends in pharma and finance. Global pharmaceutical companies are continuing to increase their share of reliance on CRO’s to improve the efficiency and cost of development, increase turnaround time, and access advanced and integrated expertise. When analyzing pharmaceutical outsourcing trends, from October 2019, several major drivers of the CRO industry growth were identified, including robust biopharmaceutical funding, accelerated drug approval rates, the growing number of clinical trials, and proliferation of biopharmaceutical companies without internal research and clinical capabilities1.

In an attempt to streamline, many large pharmaceutical companies are limiting the number of external CRO vendors that can be contracted. This is particularly promising for those CROs that fill multiple niches in the discovery and manufacturing pipeline. In a recent estimate, the CRO industry alone was estimated to be $30 billion USD, and “highly fragmented… relatively few of full scale and breadth of service”1.

The key players serving the monoclonal antibodies market are Pfizer, GlaxoSmithKline, Novartis, Merck & Co., Amgen, Abbott Laboratories, AstraZeneca, Eli Lilly and Company, Mylan, Daiichi Sankyo Company,

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

Bayer, Bristol Myers Squibb Co., Johnson & Johnson Services, Biogen, Thermo Fisher Scientific, Sanofi Genzyme, F. Hoffmann-La Roche, and Novo Nordisk2. In 2016 alone, Novartis invested 9 billion USD and Pfizer invested 7.9 billion USD in R&D3. This is of little surprise given the global monoclonal antibody market was valued at USD 85.4 billion in 2015 and is expected to reach a value of USD 138.6 billion by 20242.

Ongoing, growing investments by pharma in R&D are expected to ramp up for antibodies given the rising prevalence of cancer and other chronic diseases4. In oncology, antibodies are viewed as the mainstay, as people move away from other types of therapies such as small molecules5. In recent years, the success of key pipeline drugs in the immuno-oncology space have been a key component of the record high capital market funding for the biotechnology sector1.

ACQUISITION OF U-PROTEIN EXPRESS

On August 22, 2017, the Company completed the acquisition of U-Protein Express BV (“U-Protein”) whereby the Company has acquired all the issued and outstanding shares of U-Protein for €6,830,000 on terms as follows:

•	€2,734,732 (CAD$4,062,607) was paid in cash on closing;

•	3,030,503 common shares of the Company were issued on closing; and

•	€2,047,634 in deferred payments over a three-year period. The deferred payments can be made in cash or common shares of the Company at the election of U-Protein shareholders.

The transaction was accounted for as a business combination, as the operations of U-Protein meet the definition of a business. As a result, transaction costs of $17,717 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of U-Protein. Goodwill recorded is allocated in its entirety to U-Protein.

The first deferred payment of €682,545 (CAD$1,049,754) has been made in cash during the year ended April 30, 2019, and the second deferred payment of €682,545 (CAD$1,007,435) has been made in cash during the year ended April 30, 2020.

The fair value of the 3,030,503 common shares issued ($3,022,308) was determined based on the Canadian dollar equivalent of the consideration required of €2,047,634 pursuant to the share purchase agreement. The Company has allocated the purchase price as follows:

[1]	Healthcare Insights Life Sciences, CRO Sector Fundamentals Remain Hot for M&A Consolidation, October 3, 2019.
[2]	Monoclonal Antibodies (mAbs) Market Size Worth $138.6 Billion By 2024, Nov. 2016
[3]	Monoclonal Antibody Market 2019-2025 Growth, Key Players, Size, Demands and Forecasts, April, 2019
[4]

Research Antibodies Market Size, Share & Trends Analysis Report By Product, By Type (Monoclonal, Polyclonal), By Technology, By Source, By Application (Oncology, Neurobiology), By End-use, And Segment Forecasts, 2018 – 2025, March, 2018

[5]	GEN, Antibody Discovery Looks Over the Horizon, Feb. 7, 2019.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

$
Cash	4,062,607
3,030,503 common shares of the Company	3,022,308
Fair value of deferred payments	2,134,410

Fair value of consideration	9,219,325

Cash	797,276
Amounts receivable	370,530
Unbilled revenue	112,815
Inventory	36,900
Investment	90,404
Equipment, net of accumulated amortization	216,161
Intellectual property (not deductible for tax purposes)	4,064,000
Goodwill (not deductible for tax purposes)	4,655,893
Accounts payable and accrued liabilities	(269,657)
Income taxes payable	(44,197)
Deferred income tax liability	(810,800)

9,219,325

ACQUISITION OF IPA EUROPE AND IMMULEASE

On April 5, 2018, the Company acquired all of the issued and outstanding shares of ImmunoPrecise Antibodies (Europe) B.V. (“IPA Europe”) and its sister entity, Immulease B.V. (“Immulease”), for an aggregate purchase price of €7,000,000 on terms as follows:

•	€2,500,000 (CAD$3,988,132) was paid in cash on closing;

•	6,600,399 common shares of the Company were issued on closing; and

•

€2,000,000 in deferred payments over a three-year period. The deferred payments were to be made in three equal installments of cash and equity totaling €666,666 and prorated if the EBITDA of IPA Europe for the fiscal year preceding the date of payment is less than its average EBITDA over the previous two fiscal years. During the year ended April 30, 2019, the Company and the seller entered into an Amendment, a Termination and Settlement Agreement whereby the deferred payments shall no longer be subject to an adjustment and will be paid in equal installments of cash and equity totaling €666,666.

IPA Europe changed its name from ModiQuest Research B.V. in April 2019.

The transaction was accounted for as a business combination, as the operations of IPA Europe and Immulease meet the definition of a business. As a result, transaction costs of $36,821 were expensed. The goodwill resulting from the allocation of the purchase price to the total fair value of net assets represented the sales and growth potential of IPA Europe. Goodwill recorded is allocated in its entirety to IPA Europe.

The first deferred payment of €666,666 (CAD$1,014,503), consisting of cash of €333,333 (CAD$507,000) and common shares of the Company with a fair value of $507,503, has been made during the year ended April 30, 2019. The second deferred payment, consisting of cash of €335,555 (CAD$518,533) and common shares of the Company with a fair value of $511,406, has been made subsequent to the year ended April 30, 2020.

The fair value of the 6,600,399 common shares issued ($4,884,295) was determined to be $0.74 per share based on the fair value of the Company’s shares immediately prior to the completion of the acquisition. The Company has allocated the purchase price as follows:

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

$
Cash	3,988,132
6,600,399 common shares of the Company	4,884,295
Fair value of deferred payments	2,353,708

Fair value of consideration	11,226,135

Cash	270,339
Amounts receivable	572,427
Unbilled revenue	90,052
Inventory	2,286,995
Equipment, net of accumulated amortization	568,221
Software	30,974
Intangible assets (not deductible for tax purposes)	6,304,863
Goodwill (not deductible for tax purposes)	3,640,671
Accounts payable and accrued liabilities	(580,339)
Deferred revenue	(22,897)
Loans	(298,979)
Deferred income tax liability	(1,636,192)

11,226,135

During fiscal year 2020, the Company reviewed the cost of the acquired phage libraries and identified the need to create an additional human phage library. This resulted in bifurcating the cost of the phage library into the costs to develop the proprietary process to create a phage library and the cost of the phage library acquired (Inventory). Accordingly, a reclassification was made between Inventory and Proprietary Processes of $1,815,395.

SELECTED ANNUAL INFORMATION

The following is a summary of certain selected financial information of the Company for the years ended April 30, 2020, 2019 and 2018.

	2020	2019	2018
	$	$	$
Revenue	14,057,927	10,926,268	5,441,349
Expenses	(18,611,325)	(17,449,222)	(10,370,556)
Net (loss) earnings	(4,947,426)	(7,617,467)	(5,171,103)
Total assets	27,263,121	28,462,898	24,575,440
Total liabilities	(12,177,282)	(10,393,823)	(11,872,490)
Dividends declared	Nil	Nil	Nil
Earnings (loss) per share	(0.07)	(0.12)	(0.11)

During fiscal year 2020, the Company reviewed the cost of the acquired phage libraries and identified the need to create an additional human phage library. This resulted in bifurcating the cost of the phage library into the costs to develop the proprietary process to create a phage library and the cost of the phage library acquired (Inventory). Accordingly, a reclassification was made between Inventory and Proprietary Processes resulting in an increase in the cost of the Proprietary Processes by $1,809,518 as at April 30, 2019.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

OVERALL PERFORMANCE

The Company’s continued focus on identifying and onboarding new clients seeking the breadth and depth of the end- to-end services offered, combined with continued growth to core existing client business, led to increases in both volume and financial value of contracts during the year ended April 30, 2020. As a result, revenues of $14,057,927 were achieved compared to revenues of $10,926,268 in the 2019 fiscal year, a 29% increase in revenue for the year.

Revenue outlook remains positive for the first quarter of the 2021 fiscal year.

Adjusted EBITDA for the year ending April 30, 2020 was $52,311. This is a significant improvement from the adjusted EBITDA of ($ 2,849,474) for the 2019 fiscal year. The improvement is a result of the increase in revenue and higher gross profit compared to the prior year. Adjusted EBITDA is a non-IFRS measure which is fully defined on page ten of this document.

To drive the execution of its strategic and growth initiatives, the Company continues to focus on the recruitment of scientific and technical staff, development of new technical training programs and a commitment to integrate continuous improvement and quality management methodologies.

To support management and the Board of Directors in exercising oversight, the Company is implementing information systems for marketing and sales automation and customer relationship management, as well as accounting and financial reporting, resource planning and project management. Comprehensive operational and management reporting capabilities are being implemented with a view to effectively support a geographically dispersed organization allowing managers access to company data globally.

With the aid of a third-party HR consulting firm, significant effort was applied to strengthening and aligning the Company’s human resources by:

•

Stabilizing staffing for sales growth going forward: Remuneration and incentive systems have been aligned with targeted revenue and gross profit performance, and operational roles and responsibilities have been focused on managing demand.

•

Leadership and operational alignment: The Company has made changes and updated job descriptions, compensation plans, and other reward and recognition systems, and is implementing career planning and development mechanisms and job performance and quality measures.

Future growth will provide opportunities for company personnel to develop new skills and abilities to tackle eventual challenges in a growing company.

In the 2021 fiscal year, the goal of the organization is to grow sales revenue and expand our brand awareness. This focus is consistent with the ‘leading with our scientists’ philosophy, which is resonating with our clients from both diagnostic and, in particular, the therapeutic market segment. The Company is also expanding its commitment to research and development initiatives aimed at introducing new services through both internal development as well as through partnerships. To achieve the best results from its investments, the Company continues to add key scientific and management personnel to its team.

RESULTS OF OPERATIONS

The Company achieved revenues of $14,057,927 during the year ended April 30, 2020, compared to revenues of $10,926,268 in the 2019 fiscal year. This represents a 29% increase in revenue for the year. The increasing revenue trend is due to increases in both volume and financial values of client contracts as a result of continued

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

focus on expanding the breadth and depth of services offered, new client onboarding including top pharma companies, and growing its core existing client business.

During the year ended April 30, 2020, the Company achieved a gross profit of $8,033,984, compared to $5,294,634 in the 2019 fiscal year. In percentage terms, the Company’s gross profit increased to 57% from 48% in 2019. The higher gross profit in 2020 was primarily a result of the Company implementing a new ERP system that tracks project costs in more detail than historical methods.

The Company recorded a net loss of $4,947,426 during the year ended April 30, 2020, compared to net loss of $7,617,467 for the year ended April 30, 2019. Despite $2,739,350 higher gross profit as well as cost synergies resulting in lower spend, there was still a net loss in 2020 primarily due to increase in investments in research and development and non-cash amortization of acquired companies’ intangible assets, depreciation of leased assets as a result of implementing IFRS 16, Leases.

Variances of note in the Company’s expenses include:

•	Advertising and promotion fees of $377,728 in 2020 (2019 - $819,250) were incurred to support the Company’s initiatives focused on business development, marketing and branding programs.

•	Amortization expense increased to $2,573,009 from $1,875,907 in 2019 due to the amortization of intangible assets which were acquired as a result of the acquisitions of U-Protein and IPA Europe.

•

Consulting fees of $227,036 in 2020 (2019 - $452,196) and professional fees of $883,623 (2019 - $985,557) were lower because 2019 consultant and professional services were engaged to support one-time initiatives focused on operational efficiency training programs, systems implementation and integration of acquisitions. The Company evaluated the use of consulting services vs employees and where appropriate added employees to the team.

•

$493,278 of the management fees were attributed to the profit-sharing payout made to the former shareholders of U-Protein, as part of the acquisition agreement. The profit-sharing payout is a three-year, annual obligation, with declining percentage of profit sharing. After fiscal year 2021, the profit-sharing payout for U-Protein will cease and the Company will be under no further obligations to share profits with the former shareholders of U-Protein.

•	Salaries and benefits expense increased to $4,619,189 from $3,503,259 in 2019, primarily due to the additions of key employees to the team instead of utilizing consultants.

•

The Company recorded a share-based payments expense of $739,011 (2019 - $1,114,112) as a result of the vesting of the stock options granted during the current and previous fiscal years versus more stock options vested during the April 30, 2019 fiscal year. The option plan is aimed to align staff to the future company growth plans.

FOURTH QUARTER

Three-month period ended April 30, 2020 compared to the three-month period ended April 30, 2019:

The Company had a net loss for the three-month period ended April 30, 2020 of $954,016 compared to a net loss of $3,842,317 for the same period in 2019. The higher loss in the quarter ended April 30, 2019 resulted from the Company’s investment in growth enabling initiatives and catch-up amortization recorded of intangible assets which were acquired as a result of the acquisitions of U-Protein and IPA Europe.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

SUMMARY OF QUARTERLY RESULTS

The following table sets out financial information for the past eight quarters:

	Three Months Ended ($)
	April 30, 2020	January 31, 2020	October 31, 2019	July 31, 2019
Total revenue	4,145,023	4,034,440	3,162,365	2,716,099
Net loss	(945,846)	(625,837)	(1,363,545)	(2,012,198)
Basic and diluted loss per share*	(0.01)	(0.01)	(0.02)	(0.03)

	Three Months Ended ($)
	April 30, 2019	January 31, 2019	October 31, 2018	July 31, 2018
Total revenue	2,641,109	2,695,583	2,716,791	2,872,785
Net (loss)	(3,842,317)	(1,187,056)	(1,485,732)	(1,102,362)
Basic and diluted loss per share*	(0.06)	(0.02)	(0.02)	(0.02)

*	The basic and fully diluted calculations result in the same value due to the anti-dilutive effect of outstanding stock options and warrants.

NON-IFRS MEASURES

The following are non-IFRS measures and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures present in the consolidated financial statements and accompanying notes for the consolidated financial statements for the year ended April 30, 2020.

The Company uses certain non-IFRS financial measures as supplemental indicators of its financial and operating performance. These non-IFRS financial measures include adjusted operating EBITDA and adjusted operating expenses. The Company believes these supplementary financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in its business. These non-IFRS measures do not have any standardized meaning prescribed under IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

The Company defines adjusted operating EBITDA as operating earnings before interest, taxes, depreciation, amortization, share-based compensation, and asset impairment charges. Adjusted operating EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted operating EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

The Company defines adjusted operating expenses as operating expenses before share-based compensation, depreciation, amortization and asset impairment charges. Adjusted operating expenses are presented on a basis consistent with the Company’s internal management reports. The non-IFRS measures are reconciled to reported IFRS figures in the tables below:

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

	April 30, 2020 $	April 30, 2019 $
Net loss	(4,947,426)	(7,617,467)
Income taxes (recovery)	(345,728)	4,788
Amortization and depreciation expense	3,408,347	2,263,284
Accretion	899,731	904,925
Foreign exchange loss (gain)	(78,148)	(117,506)
Interest expense	536,499	413,590
Interest and other income	(272,006)	(30,085)
Loss on settlement	112,031	214,885
Share-based payments	739,011	1,114,112

Adjusted EBITDA	52,311	(2,849,474)

	April 30, 2020 $	April 30, 2019 $
Operating expenses	(12,587,382)	(11,817,588)
Amortization and depreciation expense	2,573,009	2,263,284
Foreign exchange loss (gain)	(78,148)	(117,506)
Interest expense	536,499	413,590
Share-based payments	739,011	1,114,112

Adjusted Operating Expenses	(8,817,011)	(8,144,108)

FINANCING ACTIVITIES

On May 23, 2018, the Company entered into a loan agreement with a Director of the Company and his spouse and issued a promissory note in the principal amount of $200,000. The note was unsecured and bore an interest rate of 5.45% per annum. The principal of the note plus accrued interest of $3,972 was repaid in full during the year ended April 30, 2019.

On June 19, 2018, the Company closed a non- brokered private placement financing by issuing a total of 875,000 units of the Company at a price of $0.80 per unit for gross proceeds of $700,000. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional Share at a price of $1.00 for a period of one year from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.50 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing that it has elected to exercise this acceleration right. The Company paid finders cash fees totaling $3,000 and incurred $7,926 of cash issue costs. The Company extended the warrants for an additional twelve months from the original expiry.

On September 24, 2018, the Company closed a non-brokered private placement financing by issuing a total of 9,102,500 units of the Company at a price of $1.00 per unit for gross proceeds of $9,102,500. Each unit consists of one common share of the Company and one share purchase warrant, with each warrant entitling the holder to purchase an additional share at a price of $1.25 for a period of two years from the date of issue. The Company will have the right to accelerate the expiry date of the warrants provided that the volume weighted average price trades at a price equal to or greater than $1.75 for a period of 20 consecutive days. In the event of acceleration, the expiry date will be accelerated to a date that is 30 days after the Company issues a news release announcing

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

that it has elected to exercise this acceleration right. The Company also proceeded with a Debenture Settlement of $1,377,000 by issuing up to 1,377,000 Units at a price of $1.00 per Unit (the “Debt Settlement”). Each Unit is on the same terms as the Financing. The Company paid finders cash fees totaling $201,540 and issued 182,460 finder’s shares. The Company also incurred $76,038 of cash issue costs.

On December 22, 2017, the Company announced that it had signed a binding letter of intent with Crossbeta Biosciences B.V. (“Crossbeta”) whereby the Company had agreed to acquire all the issued and outstanding shares of Crossbeta. The proposed transaction was terminated and settled on October 23, 2018. In consideration of the settlement, the Company paid €37,000 ($55,969) and issued 78,514 shares valued at $61,241. The Company accrued a settlement liability of $92,040 as at April 30, 2018. As such, the remaining loss on settlement of $25,170 was recognized in fiscal year 2019.

On March 27, 2019, the Company issued 714,793 common shares pursuant to the second deferred acquisition payment to IPA Europe. The common shares are valued at $507,503.

During the year ended April 30, 2019, the Company issued 135,000 common shares pursuant to exercise of stock options for total gross proceeds of $40,500.

On September 26, 2019, the Company modified the terms of $2,750,000 debentures to extend the due date by 6 months to March 26, 2020, with the ability to pay earlier with no penalty, and increased the interest rate to 12.5%. The remaining debentures of $125,000 were paid on maturity.

On March 26, 2020, the Company settled $700,000 of the $2,750,000 debentures plus accrued interest of $46,875 by issuing 1,244,792 common shares. The fair value of the 1,244,792 common shares issued was determined to be $858,906. The settlement resulted in a loss of $112,031. $50,000 of the Debentures were paid on maturity. The maturity date of the remaining debentures of $2,000,000 was extended to September 26, 2020. The Company repaid the remaining balance of $2,000,000 plus interest subsequent to year-end.

On April 15, 2020, the Company was approved for a US$209,000 loan under the Payroll Protection Program (“PPP”) administered by the U.S. Small Business Administration. The PPP is a US$349 billion loan program that originated from the U.S. Coronavirus Aid, Relief and Economic Security (CARES) Act. The PPP loan has a term of two years, is unsecured, and is guaranteed by the U.S. Small Business Administration. The loan will be forgiven if the proceeds are used by the Company to cover payroll costs (including benefits), with up to 25% allowed for rent and utilities, during the eight-week period following the loan origination date. The Company expects to meet the requirements for full loan forgiveness.

During the year ended April 30, 2020, the Company issued 55,000 common shares pursuant to exercise of stock options for total gross proceeds of $16,500.

During the year ended April 30, 2020, the Company issued 680,971 common shares pursuant to exercise of warrants for total gross proceeds of $476,679.

On May 15, 2020, the Company closed a non-brokered private placement financing by issuing 10% convertible debentures (“New Debentures”) for total proceeds of $2,592,000. On May 27, 2020, the Company issued an additional $35,000 of the 10% New Debentures. In total, the Company issued $2,627,000 of the New Debentures. The New Debentures are unsecured, bear interest at a rate of 10% per year and payable annually. The maturity date is May 15, 2022 for $2,592,000 of the New Debentures and May 22, 2022 for $35,000 of the New Debentures. The principal amount of the New Debentures may be convertible, at the option of the holder, into units of the Company at a conversion price of $0.85 per share. The Company may force convert the principal amount of the New Debentures at $0.85 per share if the average closing price is equal to or greater than $1.50 for 20 trading days. The Company paid finders cash commissions totaling $44,750.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

Subsequent to April 30, 2020, the Company issued 332,500 common shares pursuant to exercise of stock options for total gross proceeds of $252,725.

Subsequent to April 30, 2020, the Company issued 3,428,000 common shares pursuant to exercise of warrants and finder’s warrants for total gross proceeds of $3,666,400.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s objectives when managing capital are to ensure sufficient liquidity for operations and adequate funding for growth and capital expenditures while maintaining an efficient balance between debt and equity. The capital structure of the Company consists of shareholders’ equity.

The Company adjusts to its capital structure upon approval from its Board of Directors, considering economic conditions and the Company’s working capital requirements. There were no changes in the Company’s approach to capital management during the year. The Company is not subject to any externally imposed capital requirements.

As at April 30, 2020, the Company held cash of $2,605,706 (2019 – $5,471,650) and had working capital deficiency of $230,325 (2019 – $2,673,667). During the year ended April 30, 2020, the Company used $1,391,295 in its operating activities. As part of the investing activities, the Company made equipment purchases of $373,753, made a deposit of $87,847 towards equipment, incurred internally generated development costs of $114,042, and made a deferred acquisition payment of $1,007,435. As part of the financing activities, the Company received $493,179 from exercise of stock options and warrants, received debenture subscriptions of $313,268 and loan proceeds of $283,328, offset by lease repayments of $657,215, loan repayments of $82,859 and debenture repayments of $175,000.

The Company’s consolidated financial statements have been prepared based on accounting principles applicable to a going concern. This assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its obligations in the normal course of operations. The Company has incurred operating losses since inception, including $4,947,426 for the year ended April 30, 2020 and has accumulated a deficit of $22,478,652 as at April 30, 2020. The Company may need to raise additional funds in order to continue as a going concern and there can be no assurances that sufficient funding, including adequate financing, will be available. The ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and profitability of its operations.

In March 2020, there was a global pandemic outbreak of COVID-19. The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and specifically, the regional economies in which the Company operates. The pandemic could result in delays in the course of business and could have a negative impact on the Company’s ability to raise new capital. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. Accordingly, the consolidated financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments other than in the normal course of business and at amounts different from those in the consolidated financial statements.

As at April 30, 2020, the Company does not have any commitments for capital expenditures.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

CAPITAL EXPENDITURES

The Company made equipment purchases of $373,753 during the year ended April 30, 2020 (2019 - $645,058). During the year ended April 30, 2020, the Company also incurred internally generated development costs of $114,042.

RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company. Key management consists of Dr. Jennifer Bath, President and CEO; Lisa Helbling, CFO; Dr. Stefan Lang, CBO; Dr. Yasmina Abdiche, CSO; and Former Employees: Natasha Tsai, CFO; Charles Wheelock, CTO; Reginald Beniac, Chief Operating Officer; Oren Beske, President of ImmunoPrecise Antibodies (USA) Ltd.; Martin Hessing, Director of U-Protein; Jos Raats, President and CEO of IPA Europe; and Directors of the Company. During the years ended April 30, 2020 and 2019, the compensation for key management is as follows:

	2020 $	2019 $
Consulting fees	—	7,292
Management fees(1)	178,863	394,126
Professional fees(2)	—	59,263
Salaries and other short-term benefits(3)	2,052,465	995,855
Severance(5)	—	87,500
Share-based payments	632,279	770,928

	2,863,607	2,314,964

(1)	The charge includes management fees paid to Dr. Martin Hessing, a former Director of U-Protein and Dr. Jos Raats, former President and CEO of IPA Europe.
(2)	The charge includes professional fees paid to Malaspina Consultants Inc. in which Natasha Tsai was an associate until October 31, 2018 and an owner thereafter.
(3)	The charge includes salaries and benefits paid to current key management and former management that includes Robert Beecroft, Dr. Oren Beske and Reginald Beniac.
(4)	The charge includes severance paid to Dr. Oren Beske and Reginald Beniac.

At April 30, 2020, included in accounts payable and accrued liabilities is $412,188 (2019 - $nil) due to related parties.

During the year ended April 30, 2020, the spouse of a former Director provided administrative services for $nil (2019 – $54,225).

During the year ended April, 30, 2020, a company controlled by Martin Hessing, a former Director of U-Protein, sold certain equipment to U-Protein for a cash consideration of €25,000.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties, unless otherwise noted.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

OUTSTANDING SHARE DATA

The Company’s outstanding share information as at August 28, 2020 is as follows:

Security	Number	Exercise Price	Expiry date
Issued and outstanding common shares	74,349,871	NA	NA
Stock options	200,000	$1.00	October 1, 2021
Stock options	485,000	$0.30	December 20, 2021
Stock options	887,500	$1.01	September 18, 2022
Stock options	250,000	$0.65	January 3, 2023
Stock options	700,000	$0.47	February 7, 2023
Stock options	55,000	$1.01	March 3, 2023
Stock Options	250,000	$1.50	August 13, 2023
Stock options	95,000	$0.95	September 24, 2023
Stock options	100,000	$0.82	November 7, 2023
Stock options	1,250,000	$1.00	December 31, 2023
Stock options	300,000	$0.76	January 7, 2024
Stock options	15,000	$1.00	January 11, 2024
Stock options	250,000	$0.76	April 1, 2024
Stock options	250,000	$0.475	October 1, 2024
Stock options	150,000	$0.50	October 3, 2024
Warrants	7,381,500	$1.25	September 24, 2020
Warrants	1,262,000	$1.25	October 25, 2020
Warrants	5,385,971	$0.70	March 26, 2022

Total	93,616,842

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not utilize off-balance sheet transactions.

COMMITMENTS

The Company entered into an operating lease for a piece of equipment for its Victoria, BC, Canada laboratory space on April 29, 2020. The lease commenced on May 15, 2020 with a 36-month term. The monthly lease payment is USD$15,829. The Company has a right to purchase the equipment at fair market value at the end of the lease term.

SUBSEQUENT EVENTS

Subsequent to April 30, 2020, ImmunoPrecise Antibodies (USA) Ltd. and its subsidiary Talem Therapeutics, LLC (Subgrantee), was awarded a grant of USD$1.5 million by the ND Department of Agriculture through the CARES Act ND Bioscience Group Program for the development of antibody therapeutics against SARS-CoV- 2. The total grant project cost is USD$2M for which the Subgrantee’s must contribute an amount not less than 25% of the grant project cost or USD$500,000. The amount earned for the year ended April 30, 2020 of approximately USD$158,000 has been accrued and recorded in other income.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

Subsequent to April 30, 2020, the Company made the second deferred payment pursuant to the acquisition of IPA Europe and Immulease, by making a cash payment of €335,555 (CAD$518,533) and issuing 664,163 common shares of the Company with a fair value of $511,406.

Subsequent to April 30, 2020 and on August 31, 2020, the Company issued 250,000 with an exercise price of $1.50 that vest 25% every three months with an expiration date of August 13, 2023.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS required estimates and judgments that affect the amounts reported in the financial statements. Actual results could differ from these estimates and judgments. Estimates are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised. Significant areas requiring the use of estimates and judgments are as follows:

Functional currency

The Company has used judgment in determining the currency of the primary economic environment in which the entity operates.

Amounts receivable

The Company monitors the financial stability of its customers and the environment in which they operate to make estimates regarding the likelihood that the individual trade receivable balances will be paid. Credit risks for outstanding customer receivables are regularly assessed and allowances are recorded for estimated losses, if required.

Equipment

The Company has used estimates in the determination of the expected useful lives of equipment and leasehold improvements.

Revenue recognition

The percentage-of-completion method requires the use of estimates to determine the stage of completion which is used to determine the recorded amount of revenue, unbilled revenue and deferred revenue on uncompleted contracts. The determination of anticipated revenues includes the contractually agreed revenue and may also involve estimates of future revenues if such additional revenues can be reliably estimated and it is considered probable that they will be recovered. The determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials, labor, and sub-contractors. The determination of estimates is based on the Company’s business practices as well as its historical experience.

Impairments

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“cash generating units” or “CGU”s). Each asset or CGU is evaluated every reporting period to determine whether there are any indicators of impairment. If any such indicators exist, which is often judgment-based, a formal estimate of recoverable amount is performed, and an impairment charge is recognized to the extent that the carrying amount exceeds the recoverable amount. The recoverable amount of an asset or CGU of assets is measured at the higher of fair value less costs of disposal or value in use. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all the carrying value of the assets may be further impaired or the impairment charge reversed with the impact recorded in profit or loss.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

The Company performs a goodwill impairment test annually and when circumstances indicate that the carrying value may not be recoverable. For the purposes of impairment testing, goodwill acquired through business combinations has been allocated to two different CGUs. The recoverable amount of each CGU was based on value in use, determined by discounting the future cash flows to be generated from the continuing use of the CGU. The cash flows were projected over a five-year period based on past experience and actual operating results.

The Company performed its annual goodwill impairment test in April 2020 and no impairment was indicated for the period tested. The values assigned to the key assumptions represented management’s assessment of future trends in the industry and were based on historical data from both internal and external sources. Weighted average costs of capital of 16.33% and 12.26%, respectively, was used in the assessments of the two CGUs.

Determination of segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. All operating segments’ results are reviewed by the Company’s management in order to make decisions regarding the allocation of resources to the segment. Segment results include items directly attributable to a segment as those that can be allocated on a reasonable basis.

As the Company provides antibody production and related services in one distinct category, there is only one category to report revenues by production site.

Life of intangible assets

Intangible assets are amortized based on estimated useful life less their estimated residual value. Significant assumptions are involved in the determination of useful life and residual values and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions. Actual useful life and residual values may vary depending on a number of factors including internal technical evaluation, attributes of the assets and experience with similar assets. Changes to these estimates may affect the carrying value of assets, net income (loss) and comprehensive income (loss) in future periods.

Purchase price allocation

The acquisition of U-Protein on August 22, 2017 and the acquisition of IPA Europe and Immulease on April 5, 2018 were accounted for as business combinations at fair value in accordance with IFRS 3, Business Combinations. The acquired assets and assumed liabilities were adjusted to their fair values assigned through completion of a purchase price allocation, as described below.

The purchase price allocation process resulting from a business combination requires management to estimate the fair value of identifiable assets acquired including intangible assets and liabilities assumed including the deferred acquisition payment obligations. The Company uses valuation techniques, which are generally based on forecasted future net cash flows discounted to present value and relies on work performed by third-party valuation specialists. These valuations are closely linked to the assumptions used by management on the future performance of the related assets and the discount rates applied.

ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted the following new standards, along with any consequential amendments, effective May 1, 2019. These changes were made in accordance with the applicable transitional provisions.

The Company adopted all the requirements of IFRS 16, Leases (“IFRS 16”) as of May 1, 2019. IFRS 16 replaces IAS 17, Leases (“IAS 17”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2019 comparatives are not restated and a cumulative catch up adjustment is recorded on May 1, 2019 for any differences identified, including adjustments to opening deficit balance.

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16. The following is the Company’s new accounting policy for leases under IFRS 16:

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of- use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company’s incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest. Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability. Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs. The Company subsequently measures the right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability. Right-of-use assets are depreciated over the shorter of the asset’s useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset’s useful life.

On the date of transition, the Company recorded a right-of-use asset of $1,668,533 related to the office rent in property and equipment, and the lease obligation of $1,723,277 was recorded as at May 1, 2019, discounted using the Company’s incremental borrowing rate of 8%, and measured at an amount equal to the lease obligation as if IFRS 16 had been applied since the commencement date. The net difference between right-of-use assets and lease liabilities on the date of transition was recognized as a deficit adjustment of $54,744 on May 1, 2019.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

In October 2018, the IASB issued amendments to IFRS 3, Business Combinations. The amendments narrowed and clarified the definition of a business. The amendments will help companies determine whether an acquisition is a business or a group of assets. They also permit a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. Distinguishing between a business and a group of assets is important because an acquirer recognizes goodwill only when acquiring a business. This amendment will be effective for annual periods beginning on or after January 1, 2020. Early adoption is permitted.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings)

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

(“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the consolidated financial statements for the year ended April 30, 2020 and this accompanying MD&A (together, the “Annual Filings”).

In contrast to the full certificate under NI 52-109, the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting, as defined in NI 52-109. For further information the reader should refer to the Venture Issuer Basic Certificates filed by the Company with the Annual Filings on SEDAR at www.sedar.com.

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash, amounts receivable, restricted cash, investment, accounts payable and accrued liabilities, debentures, loans payable, leases and deferred acquisition payments.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value, by reference to the reliability of the inputs used to estimate the fair values.

Level 1 - applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The fair value of investment is determined based on “Level 2” inputs as its value under the equity method was the best approximation of its fair value. As at April 30, 2020, the Company believes that the carrying values of cash, amounts receivable, restricted cash, accounts payable and accrued liabilities, debentures, loans payable, leases and deferred acquisition payments approximate their fair values because of their nature and relatively short maturity dates or durations.

Concentration of risk:

Industry

The Company operates in the contract research organization sector and is affected by general economic trends. A decline in economic conditions, research spending or other adverse conditions could lead to reduced revenue.

Concentrations of credit risk

Credit risk relates to cash, restricted cash and amounts receivable and arises from the possibility that counterparty to an instrument may fail to perform. At April 30, 2020, all of the Company’s cash was held with tier one banks. The Company has evaluated amounts receivable and determined that there were no allowances for doubtful accounts at April 30, 2020 and 2019. During the year ended April 30, 2020 the Company incurred bad debt expense of $48,433 (2019 - $1,837).

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

Currency risk

The Company operates in the US and Europe which gives rise to exposure to market risks from changes in foreign currency values. Most significantly, the Company is exposed to potential currency fluctuations between US and Canadian dollars, which was translated at 1.3556 at April 30, 2020, and the Euro and Canadian dollar, which was translated at 1.51039 at April 30, 2020. Fluctuations in the exchange rate could impact profitability.

At April 30, 2020, the Company is exposed to currency risk through the following assets and liabilities denominated in US dollars and Euros:

	Euros (€)	US Dollars (US $)
Cash	1,246,018	452,226
Amounts receivable	752,224	906,428
Investment	78,719	—

	2,076,961	1,358,654

Accounts payable and accrued liabilities	(642,781)	(570,253)
Loans payable	(19,075)	(209,000)
Deferred acquisition payments	(1,870,669)	—

	(2,532,525)	(779,253)

Net	(455,564)	579,401

For the year ended April 30, 2020, a 5% increase in foreign exchange rates by the Canadian dollar relative to the US dollar would have decreased other comprehensive income (loss) by approximately $39,000.

For the year ended April 30, 2020, a 5% increase in foreign exchange rates by the Canadian dollar relative to the Euro would have decreased other comprehensive income (loss) by approximately $34,000.

Liquidity risk:

The Company’s approach to managing its obligations is to maintain sufficient resources to meet its obligations when due without undue risk to the Company. The Company monitors its cash requirements on an ongoing basis to ensure that there are sufficient resources for operations as well as to fund anticipated leasing, capital and development expenditures. In addition, the Company manages its cash to meet its debt obligations and to fund general and administrative costs.

Contractual cash flow requirements as at April 30, 2020 were as follows:

	< 1 year $	1 – 2 years $	2 – 5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	1,766,058	—	—	—	1,766,058
Loan payable	121,833	190,306	—	—	312,139
Deferred acquisition payments(1)	1,546,088	506,538	—	—	2,052,626
Leases	849,255	714,898	518,825	—	2,082,978
Debentures	2,000,000	—	—	—	2,000,000

Total	6,283,234	1,411,742	518,825	—	8,213,801

(1)	$1,016,112 aggregate payments not included in this table are to be settled by issuance of shares.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

RISKS AND UNCERTAINTIES

Research and Development and Product Development

IPA is a life science company that makes customized antibodies and is engaged in the research and product development of new processes, procedures and innovative approaches to the antibody production and new antibodies. The Company has been engaged in such research and development activities for over 20 years and has had significant success. Continued investment in retaining key scientific staff as well as an ongoing commitment in research and development activities will continue to be a cornerstone in the Company’s development of new services, processes, and competitive advantages such as Rapid Prime, B cell Select, DeepDisplay and its methods for the production of human antibodies. The Company realizes that such research and product development activities endeavour, but cannot assure, the production of new and innovative processes, procedures or innovative approaches to antibody production or new antibodies.

Custom Products

The Company is reliant on the development, marketing and sale of its current custom monoclonal and polyclonal antibodies. If it does not achieve sufficient market acceptance of its expansion of its commercialization of its products and services, it will be difficult for the Company to achieve consistent profitability. The Company’s marketing and sales approach and external sales personnel continues to introduce a steady stream of new customers.

Obsolescence

Maintaining a competitive position requires constant growth, development and strategic marketing and planning. If the Company is unable to maintain a technological advantage, its ability to grow its business will be adversely affected and its products may become obsolete compared with other technologies. To mitigate this, the Company is making investments in new methods, technology and facilities.

Competition

IPA may face significant competition in selling its products and services. Many competitors may have substantial marketing, financial, development and personnel resources. To remain competitive, the Company believes that it must effectively and economically provide: (i) products and services that satisfy customer demands, (ii) superior customer service, (iii) high levels of quality and reliability, and (iv) dependable and efficient distribution networks. Increased competition may require the Company to reduce prices or increase spending on sales and marketing and customer support, which may have a material adverse effect on its financial condition and results of operations. Any decrease in the quality of IPA’s products or level of service to customers or any occurrence of a price war among the Company’s competitors may adversely affect the business and results of operations. Customer reach, service and on-time delivery will continue to be a hallmark of the Company’s ability to compete with other market players. Further, the recent acquisitions translate to spreading the IPA footprint on two continents. In addition, the Company has deployed a sales team tasked with continually sourcing and providing market intelligence as part of its activities.

Intellectual Property Protection

Although IPA is developing its patent portfolio, IPA’s intellectual property is still protected primarily through trade secrets and copyright protection. The Company takes steps to document and protect its trade secrets and authorship of works protectable by copyright. However, there is no guarantee that such steps protect against the disclosure of confidential information, rights of employees, or that legal actions would provide sufficient remedy for any breach. Additionally, IPA’s trade secrets might otherwise become known or be independently developed by competitors. If the Company’s internal information and knowledge cannot be protected, the business might be adversely affected.

IMMUNOPRECISE ANTIBODIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2020

Failure of Laboratory Facilities

The Company’s operations could suffer as a result of a failure of its laboratory facilities. The Company’s business is dependent upon a laboratory infrastructure to produce products and services. These systems and operations are vulnerable to damage and interruption from fires, earthquakes, telecommunications failures, and other events. Any such errors or inadequacies in the software that may be encountered could adversely affect operations, and such errors may be expensive or difficult to correct in a timely manner.

The production of monoclonal and polyclonal antibodies requires state of the art laboratory facilities and animal care standards and the success of these laboratory services depends on the recruitment and retention of highly qualified technical staff to maintain the level and quality standards that customers expect of the Company’s products and services. There is no assurance that the Company will be able to expand and operate such state-of-the-art laboratory services and recruit and retain qualified staff.

Financial and Regulatory Risks

The Company is currently subject to financial and regulatory risks. The financial risk is derived from the uncertainty pertaining to the Company’s ability to raise capital to continue operations. Regulatory risks include the possible delays in getting regulatory approval for the transactions that the Board of Directors believe to be in the best interest of the Company and include increased fees for filings and the introduction of ever more complex reporting requirements, the cost of which the Company must meet in order to maintain its exchange listing.

Pandemic Risk

A new Coronavirus, known as SARS-CoV-2 and causing a disease called COVID- 19, which has proved to be highly contagious, emerged in Wuhan, China at the end of 2019. Since the future course and duration of the COVID-19 outbreak are unknown, the Company is currently unable to determine whether the outbreak will have a negative effect on the Company’s results in the fourth quarter of 2020 and beyond. There has been no impact on results through April 30, 2020, and the Company has not experienced negative impact on client sales or the supply chain. The Company’s sales, operations and financial performance could suffer given a potential rapidly spreading virus. Internally, the virus may infect its employees resulting in operating at lower productivity levels or even a complete laboratory shutdown. The Company’s business is dependent on its laboratories to produce its products and services which if not operating will impact the financial performance of the company and its ability to meet its obligations. The Company has diversified geographic locations with the ability to perform similar services at other sites. In addition, certain roles have the ability to work remotely and the Company has business interruption insurance which may aid in the recovery of lost profits. External factors may also contribute to this risk, such as the impact of a pandemic on the Company’s clients and suppliers.

FURTHER INFORMATION :

Additional information relating to the Company can be found on SEDAR at www.sedar.com.